UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Pet DRx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

715813101

(CUSIP Number)

George Villasana, General Counsel

Pet DRx Corporation

215 Centerview Drive, Building III, Suite 360

Brentwood, TN 37027

Telephone (615) 369-1915

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

01/04/2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 715813101

1	NAME OF REPORTING PERSON

         Robert M. Wallace

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

7	SOLE VOTING POWER
NUMBER OF SHARES	1,629,907
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	0
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
1,629,907
_______________________________________________
10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,629,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock, par value $.0001 per share (“Common Stock”) of Pet DRx Corporation (f/k/a Echo Healthcare Acquisition Corp.) (the “Issuer”). The principal executive office of the Issuer is at 215 Centerview Drive, Building III, Suite 360, Brentwood, TN 37027.

Item 2. Identity and Background

This statement is being filed by Robert M.Wallace, whose principal business office is at Pet DRx Corporation, 215 Centerview Drive, Building III, Suite 360, Brentwood, TN 37027.

Mr. Wallace’s principal business is to serve as a director and Chief Executive Officer of the Issuer.

During the five years prior to the date hereof, Mr. Wallace has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wallace is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities beneficially owned by the Reporting Person were issued in connection with the merger of a wholly-owned subsidiary of the Issuer with and into XLNT Veterinary Care, Inc. (“XLNT”) on January 4, 2008 (the “Merger”) pursuant to the Second Amended and Restated Agreement and Plan of Merger dated as of October 23, 2007 (the “Merger Agreement”) in exchange for securities of XLNT. At the effective time of the Merger (the “Effective Time”), XLNT became a wholly-owned subsidiary of the Issuer and the Issuer changed its name from Echo Healthcare Acquisition Corp. to Pet DRx Corporation.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes. Depending on market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional securities of the Issuer. Except as set forth pursuant to the agreements described in Item 6 below, Mr. Wallace does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Wallace may be deemed to have sole investment power over 1,629,907shares of Common Stock, which includes (i)1,090,965 shares of Common Stock and options to acquire 55,013 shares of Common Stock that are exercisable in the next 60 days held of record by him and (ii) 483,929 shares of Common Stock held by Gateway Advisers, a company majority-owned and controlled by Mr. Wallace. Assuming the exercise of all of the options that are currently exercisable, Mr. Wallace may be deemed to own beneficially 6.9% of the 23,566,982 shares of the Issuer's Common Stock that would be outstanding according to the Issuer’s report on Form 8-K filed on January 10, 2008. As described in Item 6, the investment power of Mr. Wallace and certain other holders who are signatories to the Co-Sale Agreement is limited by the terms of such agreement. Mr. Wallace disclaims beneficial ownership of the shares held by the other signatories to such agreement. The aggregate number of shares beneficially owned by the signatories to the Co-Sale Agreement is 7,706,068 shares, or 32.8% of the shares outstanding.

(b) Mr. Wallace has sole power to vote and direct the disposition of 1,629,907 shares of Common Stock. This number does not include the shares beneficially owned by the other signatories to the Board Voting Agreement described in Item 6. Mr. Wallace disclaims beneficial ownership of such shares. The aggregate voting power of the signatories to the Board Voting Agreement (assuming the exercise of all warrants and options that are exercisable by such persons in the next 60 days) is 14,732,687 shares or 59.3% of the 24,853,305 shares that would be outstanding if all such options and warrants were exercised.

(c) Except as set forth in Item 3 above, Mr. Wallace has not effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by Mr. Wallace.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Wallace holds options to acquire 50,115 shares of Common Stock for $5.71 per share (all of which are currently exercisable) and options to acquire 117,559 shares of Common Stock for $6.70 per share (7,347 of which are currently exercisable).

In connection with the closing of the Merger, certain stockholders, including the Reporting Person, executed a Board Voting Agreement with the Issuer pursuant to which the stockholders have agreed that for the three years following the effective time of the Merger, they will each vote shares beneficially owned by them for the election to the Issuer’s Board of Directors of (a) Robert Wallace, for so long as Mr. Wallace is serving as the chief executive officer of the Issuer or owns two percent or more of the Issuer’s fully diluted shares of Common Stock, (b) four designees named by the stockholder representatives designated by the former stockholders of XLNT pursuant to the Merger Agreement (five in the event Mr. Wallace is no longer serving as a director), one of whom shall be the designee of Galen Partners IV LP or its affiliates and shall serve as the Issuer’s non-executive Vice Chairman, and (c) four designees named by Echo Healthcare Acquisition Corp.’s initial stockholders, who shall include Gene Burleson (who shall serve as the non-executive chairman of the Issuer’s Board of Directors).

In connection with the closing of the Merger, the Reporting Person agreed to place 109,097 shares of Common Stock received pursuant to the Merger into escrow to satisfy any indemnification claims that may be asserted by the Issuer. On the earlier of the date that is (i) 90 calendar days following the receipt by the Issuer of the final results of the audit of its consolidated operations for the year ended December 31, 2007 and (ii) the 18 month anniversary of the Effective Time, pursuant to the terms of such agreement, any shares of Common Stock remaining in the escrow account will be released, pro rata, to the persons who held shares of XLNT common stock immediately prior to the Effective Time less any shares which represent the estimated value of any then pending claims for indemnification.

The founding stockholders of Echo Healthcare Acquisition Corp. and certain significant former XLNT stockholders, including the Reporting Person, have entered into lock-up agreements pursuant to which such stockholders have agreed not to sell or otherwise transfer shares of Common Stock for a period of 180 days following the Effective Time, subject to the terms and conditions of such lock-up agreements (the lock-up agreement with the Reporting Person is referred to herein as the “Lock-Up Agreement”).

Pursuant to a co-sale agreement dated as of September 11, 2006 and effective as of the consummation of the Merger (the “Co-Sale Agreement”), certain former stockholders of XLNT, including the Reporting Person, have agreed not to transfer, during a specified restricted period, any shares of Common Stock received as a result of the Merger at the closing, subject to certain exceptions. Beginning 181 days after the consummation of the Merger, the transfer restrictions will not apply if the Common Stock is trading at $9.00 or more per share for the previous twenty consecutive trading days. The stockholders who are parties to the Co-Sale Agreement may also transfer shares of Common Stock in privately negotiated transactions beginning 181 days after the consummation of the Merger provided that the transferring stockholder provides the other stockholders who have signed the Co-Sale Agreement the opportunity to participate in such privately negotiated transaction on the same terms and conditions.

The restricted period under the Co-Sale Agreement commenced on the consummation of the Merger and will terminate 18 months after the consummation of the Merger, or if the Issuer shall earlier have the right to redeem its public warrants issued in connection with Echo Healthcare Acquisition Corp.’s initial public offering, the date specified for such redemption. If a stockholder who is a party to the Co-Sale Agreement participates in an underwritten public offering of Common Stock, the restricted period shall terminate with respect to that stockholder. In addition to the foregoing, in the event that any of the shares of Common Stock issued to Echo Healthcare Acquisition Corp.’s founding stockholders held in escrow in connection with Echo Healthcare Acquisition Corp.’s initial public offering are released from escrow, then the securities held by each stockholder that is a party to the Co-Sale Agreement will be released from the Co-Sale Agreement on the same schedule. With respect to the Reporting Person, the Co-Sale Agreement shall terminate upon the termination of his employment with the Issuer for “cause” or the resignation by the Reporting Person for “good reason” (as each such terms are defined in the Reporting Person’s employment agreement).

Under the terms of the Merger Agreement, the Issuer has agreed to enter into a registration rights agreement with former affiliates of XLNT, including the Reporting Person, pursuant to which the Company will agree to register the Common Stock held by such persons for resale under the Securities Act of 1933, as amended, under the terms and conditions set forth in such agreement.

The foregoing descriptions of the Board Voting Agreement, the Lock-Up Agreement and the Co-Sale Agreement are qualified in their entirety by reference to the Board Voting Agreement, the form of the Lock-Up Agreement and the Co-Sale Agreement, copies of which are filed as exhibits to the Issuer’s report on Form 8-K file January 10, 2008.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit 1 - Power of Attorney regarding Schedule 13D filings.

Exhibit 2 - Board Voting Agreement dated as of January 4, 2008 by and among the Issuer and certain stockholders named on the signature pages thereof (incorporated by reference to Exhibit 10.20 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008)

Exhibit 3 - Form of Lock-Up Agreement entered into by and between the Issuer and certain of XLNT’s significant stockholders (incorporated by reference to Exhibit 10.40 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008)

Exhibit 4 - Co-Sale Agreement by and among the Issuer and the certain stockholders named on signature pages thereof dated September 11, 2006 (incorporated by reference to Exhibit 10.38 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

/s/ Robert M. Wallace

Robert M. Wallace

EXHIBIT 1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Robert M. Wallace, hereby constitute and appoint George Villasana and Gregory Eisenhauer, and each of them, my true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for me and in my name, place and stead, to sign any reports under Section 13 of the Securities Exchange Act of 1934 relating to transactions by me in Common Shares or other securities of Pet DRx Corporation and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to the above-named attorneys-in-fact and agents.

Dated: February 13, 2008	/s/ Robert M. Wallace
Robert M. Wallace